Exhibit 1.2

Kongzhong Announces Management Change

Beijing, China (January 28th, 2009) – KongZhong Corporation  (NASDAQ: KONG), a leading mobile Internet company in China, today announced that Mr. Sam (Hanhui) Sun, the Chief Financial Officer of the Company, has indicated his intention to leave the Company to pursue other interests.  Mr. Sun plans to remain in his position until February 1, 2009, but will continue to stay on with the Company for a brief transition period.

Mr. Leilei Wang, the Chairman and Chief Executive Officer of the Company, said, “On behalf of the Company, I would like to thank Sam for his strong commitment and great contribution to KongZhong over the past two years.  Sam has done a great job in managing our financial activities.  We wish him all the best in his future career.”

The Company will appoint Mr. Jay Chang as the Chief Financial Officer on February 1, 2009.  Mr. Chang will assume responsibility for the Company’s financial operations.

Mr. Chang, 37, brings over 10 years of experience in financial operations and management in the Internet and telecommunications industries in China, including over two years as the Chief Financial Officer of TOM Online.  Prior to TOM Online, for nearly 6 years, Mr. Chang was the Director of Equity Research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in China.  Most recently, Mr. Chang was the President of 56.com, a leading online video provider in China.

“I’m truly excited to welcome Jay to KongZhong.”  Mr. Wang said. “We look forward to working together again.  I am confident that his background in finance will be a very valuable asset in our pursuit to expand KongZhong’s businesses.  In addition, I believe that, in his latest role as the President of 56.com prior to joining KongZhong, he has refined his abilities as an operational leader.”

“I am genuinely excited to partner with Leilei again and support his vision to build KongZhong into the leading mobile Internet Company in China.” Mr. Chang said.  “I look forward to working with my new colleagues at KongZhong to leverage upon the strong foundations the Company already possesses in its wireless value-added services, mobile games and wireless Internet businesses.”

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, downloadable offline games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, mobile games and wireless Internet industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, our ability to attract and retain qualified management personnel; the effects of our management transition; continued competitive pressure in China’s wireless value-added services, mobile games and wireless Internet industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our mobile games segment and wireless Internet segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com